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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 a

      [  ]  MERGER

      [ X ] LIQUIDATION

      [  ]  ABANDONMENT OF REGISTRATION

     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and this form and complete verification at the end of the form.)

      [     ] Election of status as a BUSINESS DEVELOPMENT COMPANY (Note:
            Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.    Name of fund: FUNDMANAGER  PORTFOLIOS:
                  AGGRESSIVE GROWTH PORTFOLIO
                  GROWTH PORTFOLIO
                  GROWTH WITH INCOME PORTFOLIO
                  MANAGED TOTAL RETURN PORTFOLIO
                  INTERNATIONAL PORTFOLIO
                  BOND PORTFOLIO    (THE "FUNDS")

3.    Securities and Exchange Commission File No.:  811-08992

4.    Is this an initial Form N-8F or an amendment to a previously filed
      Form N-8F?

      [ X ] Initial Application           [  ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City , State, Zip Code):

      FUNDMANAGER PORTFOLIOS
      ONE BEACON STREET
      5TH FLOOR
      BOSTON, MA 02108

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      HEIDI E. BALOGH
      FEDERATED ADMINISTRATIVE SERVICES
      FEDERATED INVESTORS TOWER
      1001 LIBERTY AVENUE
      PITTSBURGH, PA 15222-3779

      (412) 288-4827

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

REGISTRANT                               FEDERATED INVESTORS TOWER
                                         1001 LIBERTY AVENUE
                                         PITTSBURGH, PENNSYLVANIA 15222-3779
(NOTICES SHOULD BE SENT TO THE           (412) 288-1900
AGENT FOR SERVICE AT ABOVE ADDRESS.)

                                         ONE BEACON STREET
                                         BOSTON, MASSACHUSETTS 02018
                                         (617) 725-2300

FREEDOM CAPITAL MANAGEMENT CORPORATION    ONE BEACON STREET
("ADVISER")                               BOSTON MASSACHUSETTS 02108.

FEDERATED ADMINISTRATIVE SERVICES         FEDERATED INVESTORS TOWER
("ADMINISTRATOR")                         1001 LIBERTY AVENUE
                                          PITTSBURGH, PENNSYLVANIA 15222-3779
                                          (412) 288-1432

FEDERATED SHAREHOLDER SERVICES COMPANY    1099 HINGHAM STREET
("TRANSFER AGENT AND DIVIDEND             ROCKLAND, MASSACHUSETTS 02370
DISBURSING AGENT AND SHAREHOLDER          1-800-344-9033
SERVICING AGENT")

STATE STREET BANK AND TRUST COMPANY       1776 HERITAGE DRIVE
("CUSTODIAN AND PORTFOLIO                 NORTH QUINCY, MASSACHUSETTS 02171
ACCOUNTANT")

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.    Classification of fund (check only one):

      [ X ] Management company;

      [  ]  Unit investment trust; or

      [  ]  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [ X ] Open-end                [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): DELAWARE BUSINESS TRUST

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: FREEDOM CAPITAL MANAGEMENT CORPORATION, ONE BEACON STREET, BOSTON, MA 02108.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: ALL OF THE PRINCIPAL UNDERWRITERS LISTED BELOW HAVE SERVED AS THE FUND'S PRINCIPAL UNDERWRITERS DURING THE LAST FIVE YEARS UNLESS OTHERWISE NOTED.

      TUCKER ANTHONY INCORPORATED
      200 WORLD FINANCIAL CENTER
      NEW YORK, NY 10281

      FREEDOM DISTRIBUTORS CORPORATION
      ONE BEACON STREET

      BOSTON, MA 02108

      SUTRO & CO., INC.
      201 CALIFORNIA STREET
      SAN FRANCISCO, CA 94111

      SIGNATURE FINANCIAL GROUP, INC. (prior to November 11, 1996) 6 ST. JAMES AVENUE
      BOSTON, MA 02116

      EDGEWOOD SERVICES, INC. (November 11, 1996 - present)
      5800 CORPORATE DRIVE
      PITTSBURGH, PA 15237-5829

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [  ]  Yes         [ X ] No

      If Yes, for each UIT state:

            Name(s):

            File No.:  811-_______

            Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ X ] Yes         [  ]  No

      If Yes, state the date on which the board vote took place: THE BOARD OF TRUSTEES OF THE REGISTRANT CONVENED SPECIAL MEETINGS ON MARCH 22 AND 29, 2000 TO CONSIDER THE LIQUIDATION OF THE FUNDS, AND ON MARCH 29, 2000 THE BOARD VOTED TO LIQUIDATE THE FUNDS.

      If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [  ]  Yes         [ X ] No

      If Yes, state the date on which the shareholder vote took place:

      If No, explain:
      PURSUANT TO ARTICLE IV, SECTION 4.2(D) OF THE MASTER TRUST AGREEMENT, THE REGISTRANT'S BOARD OF TRUSTEES IS AUTHORIZED TO LIQUIDATE THE FUNDS WITHOUT SHAREHOLDER VOTES.

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [ X]  Yes         [  ]  No

(a)   If Yes, list the date(s) on which the fund made those distributions:
                                 APRIL 28, 2000

      (b)   Were the distributions made on the basis of net assets?

            [ X ] Yes         [  ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [ X ] Yes         [  ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:
            Were any distributions to shareholder made in kind?

            [  ]  Yes         [ X ] No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [  ]        Yes         [  ]  No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [ X ]       Yes         [  ]  No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]        Yes         [ X ] No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [  ]        Yes         [ X ] No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

               [  ]  Yes      [  ]  No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]        Yes         [ X ] No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

   22.      (a)   List the expenses incurred in connection with the Merger or
   Liquidation:

            (i) Legal expenses: ANY LEGAL FEES CHARGED BY COUNSEL TO THE REGISTRANT AND COUNSEL TO THE DISINTERESTED TRUSTEES OF THE REGISTRANT FOR THE SPECIAL BOARD MEETINGS HELD ON MARCH 22, 2000 AND MARCH 29, 2000 (WHICH WERE HELD SPECIFICALLY FOR THE PURPOSE OF CONSIDERING AND VOTING ON THE LIQUIDATION OF THE FUNDS) WERE PAID BY THE ADVISER.

            (ii) Accounting expenses: NONE THAT WEREN'T INCLUDED AS PART OF THE EXISTING SERVICE CONTRACTS.

(iii) Other expenses (list and identify separately): THE TRANSFER AGENT INCURRED OUT OF POCKET EXPENSES IN CONNECTION WITH PRINTING, MAILING AND POSTAGE TO SEND SHAREHOLDERS NOTICE OF THE LIQUIDATION, THEIR REDEMPTION PROCEEDS, AND TAX REPORTING FOR THE CALENDAR YEAR 2000. THESE EXPENSES WERE ACCRUED ON THE BOOKS AND RECORDS OF THE REGISTRANT PRIOR TO THE LIQUIDATION OF THE FUNDS. THE AMOUNTS ARE AS FOLLOWS:

                  PRINTING OF CORRESPONDENCE $4,180

                  MAILING AND POSTAGE              $  525
                                                      ---

            ANY OTHER COSTS INCURRED IN CONNECTION WITH THE LIQUIDATION THAT WERE NOT IDENTIFIED, ESTIMATED AND ACCRUED FOR ON THE REGISTRANT'S BOOKS AND RECORDS PRIOR TO THE LIQUIDATION ARE TO BE PAID BY THE ADVISOR.

            (iv)     Total expenses (sum of lines (i)-(iii) above): $4,705

      (b) How were those expenses allocated? EXPENSES BORNE BY THE FUNDS WERE ALLOCATED PRO RATA BASED ON ASSETS.

      (c)   Who paid those expenses? SEE ABOVE.

(d) How did the fund pay for unamortized expenses (if any)? THERE WERE NO UNAMORTIZED EXPENSES.


   23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ]     Yes         [ X ] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes               [ X ] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes               [ X ] No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-______

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

      The undersigned stated that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of FundManager Portfolios (ii) he is the Secretary of FundManager Portfolios, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                    (Signature)

                                     /S/ VICTOR R. SICLARI
                                         Victor R. Siclari
                                         Secretary
                                         June 23, 2000